SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Sailing Capital Overseas Investments Fund, L.P.

Unit 2006-08

20/F Harbour Centre, 25 Harbour Road

Wan Chai, Hong Kong

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Sailing Capital Overseas Investments Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,712,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,712,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,712,920 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)
14	TYPE OF REPORTING PERSON PN

(1) 1,404,494 Shares are held by Wealth Map. Sailing Capital is the sole shareholder of Wealth Map. 308,426 Shares are held by Earls Mill. James Xiao Dong Liu is the sole director of Earls Mill and the Chairman of Sailing Capital.

(2) The percentage used is calculated based upon an aggregate of 19,355,292 shares of common stock of the Issuer outstanding as of February 28, 2020 as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on February 28, 2020.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2018 (the "Original Schedule 13D") and Amendment No. 1 filed with the SEC on February 21, 2020 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") relating to the Shares of the Issuer. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meaning set forth in the Original Schedule 13D or Amendment No. 1. This Amendment No. 2 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 30, 2020, the Consortium Agreement was amended (the "Consortium Agreement Amendment No. 1") to add Velvet Investment Pte. Ltd. ("GIC") and Casdin Partners Master Fund, L.P. ("Casdin Capital" and together with GIC, the "New Members") to the Buyer Consortium and to remove Maplebrook from the Buyer Consortium by terminating the Consortium Agreement with respect to Maplebrook.

The Consortium Agreement Amendment No. 1 was entered into by and among Dangdai, Mission Right, Mr. Pan, OPEA, Mr. Zhou, Wealth Map, Earls Mill and the New Members (all of the foregoing collectively, the "Additional Consortium Members"), Maplebrook and the Initial Consortium Members.

For the purposes of the Schedule 13D, and where the context so provides, all references to the "Buyer Consortium" shall be deemed to include the New Members and shall no longer include Maplebrook.

References to Consortium Agreement Amendment No. 1 in this Amendment No. 2 are qualified in their entirety by reference to Consortium Agreement Amendment No. 1 attached hereto as Exhibit 8 and is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of shares of Shares and percentages of the Shares beneficially owned by the Reporting Person. The percentage used in this Amendment No. 3 is calculated based upon an aggregate of 19,355,292 Shares outstanding as of February 24, 2020 as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on February 28, 2020.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 5 Pages

Because of the arrangements in the Consortium Agreement (as amended by the Consortium Agreement Amendment No. 1 and as may be further amended, restated, supplemented or modified from time to time) and the Adherence Agreements, the Reporting Person and the other members of the Buyer Consortium that beneficially own Shares may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Collectively, the "group" may be deemed to beneficially own an aggregate of 8,167,957 Shares (including an aggregate of 811,000 Shares issuable upon the exercise of options, 47,679 Shares issuable upon the vesting of restricted stock units and 358,974 Shares issuable upon the conversion of convertible notes held by members of the Buyer Consortium), which represents approximately 39.7% of the total shares of outstanding common stock (accounting for all Shares that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing convertible notes). Neither the filing of the Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares beneficially owned by any other member of the Buyer Consortium and any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	The Reporting Person has not transacted in any Shares in the last 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 8:	Amendment No. 1 to Consortium Agreement, dated March 30, 2020 by and among the Initial Consortium Members, Maplebrook and the Additional Consortium Members (incorporated by reference to Exhibit 8 of the Schedule 13D/A filed by Tony Liu on April 1, 2020).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: April 1, 2020

SAILING CAPITAL OVERSEAS INVESTMENTS FUND, L.P.

/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Chairman